Shareholder meeting

On March 18, 2004, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 24,893,828 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:

                                                         WITHHELD
                              FOR                       AUTHORITY
Patti McGill Peterson         24,638,319                  246,469
Steven Pruchansky             24,645,416                  239,372
Norman H. Smith               24,625,529                  259,259

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending July 31, 2004, with the votes tabulated as follows: 24,613,783 FOR, 136,356 AGAINST and 143,689 ABSTAINING.